Exhibit 99.1

Swvl Grows 12.4% Quarter on Quarter in IFRS Revenue, 47% Quarter on Quarter Growth in Revenue in Constant Currency, and Achieves $0.8 Million in Net Profit in Q1 2025

Revenue growth of 12.4%, and 47% in constant currency for Q1 2025 over Q1 2024

Achieved $0.8 million in Net Profit in Q1 2025

Dollar pegged revenue increased to 34.7% of total revenue for Q1 2025, a 118% increase over Q1 2024 and recurring revenue reached an all-time high of 86% of total revenue

Record high for Swvl’s revenue in the Kingdom of Saudi Arabia, representing a 100% increase in quarter on quarter (QoQ) revenue and 97% increase in QoQ gross margin

DUBAI, UNITED ARAB EMIRATES, May 14, 2025 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced its financial results for the first quarter of 2025, marking a pivotal combination of growth and profitability. The Company reported a 12.4% QoQ increase in revenue, from $4.37 million to $4.91 million in the first quarter of 2024, compared to the first quarter of 2025. This is driven by strategic market expansions in high-revenue markets and new long-term contract wins. Total gross margin generated rose by 17.7% QoQ, amounting to $0.98 million in Q1 2025, reflecting Swvl’s continued execution on high-margin verticals and operational efficiencies.

Key Highlights:

●	Revenue Growth: Achieved a 12.4% increase in International Financial Reporting Standards (“IFRS”) revenues in the first quarter of 2025 over the first quarter of 2024, fueled by targeted expansion in high-revenue markets and the scaling up of Swvl’s commercial organization. Also achieved 47% increase in revenue growth in constant currency.

●	Dollar-Pegged Revenue: Delivered a substantial QoQ growth in dollar-pegged revenue, with 34.7% of our total revenue being dollar-pegged in Q1 2025, compared to 15.9% in Q1 2024. We believe this reinforces Swvl’s strategic focus on mitigating currency volatility and scaling in stable and strong economies.

●	Recurring Revenue: Recurring revenue rose to 86% in the first quarter of 2025, up from 76% in the first quarter of 2024, as Swvl leverages long-term contracts in enterprise and government mobility sectors.

●	Market Performance: The Company recorded record high revenue in Saudi Arabia, representing a 100% revenue increase and 97% gross margin increase QoQ. Despite the currency devaluation in Egypt in the first quarter of 2024, revenues derived from Egypt delivered on a 29% increase in local currency revenue as shown in the supplementary information. Swvl also successfully launched its services in the United Arab Emirates market, including securing 3 corporate customers in the first quarter of 2025.

●	High Margin Verticals: The company has launched new verticals which are expected to be of higher gross margin to the business, such as premium travel and financial services for suppliers.

Mostafa Kandil, CEO of Swvl, stated: “Our Q1 2025 results underscore Swvl’s renewed focus on profitable growth and strategic market positioning. By expanding into high-margin verticals and reinforcing our dollar-pegged revenue streams, we are effectively mitigating market volatility while enhancing shareholder value. The ongoing scaling up of our commercial organization is already generating tangible results, positioning Swvl for faster growth in subsequent quarters.”

Ahmed Misbah, CFO of Swvl, added: “We remain committed to operational excellence and disciplined cost management. Our gross margin stability and revenue improvement in Q1 2025 is a direct result of strategic cost optimizations and targeted investments in high-revenue verticals. With a stronger commercial organization and a focus on dollar-pegged and recurring revenue, we believe that we are well-positioned to sustain profitable growth throughout 2025.”

An explanation and reconciliation of non-IFRS to IFRS measures has been provided in this press rlease below under the heading "Non-IFRS Financial Metrics."

Forward-Looking Statements:

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses its commitment to boosting profitability further while concurrently resuming strategic expansions into high-revenue markets, its focus on dollar-pegged revenue, its intention to enhance and restart quarterly reporting, its focus on improving profitability while resuming its high-paced growth and its belief that it is well-positioned to sustain profitable growth throughout 2025.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

About Swvl:

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Its technology enhances transit system efficiency, delivering safer, more reliable, and sustainable transportation solutions.

For additional information about Swvl, please visit www.swvl.com.

Contact:

Email: Investor.relations@swvl.com

Email: Ahmed.misbah@swvl.com

Non-IFRS Financial Metrics

This press release includes references to non-IFRS financial measures, which include constant currency presentation. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Swvl uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Swvl’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of recurring core business operating results.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

Our results of operations varies on account of foreign currency exchange fluctuations in Egypt. We use constant currency to understand actual operating performance, without influence from currency exchange fluctuations.

Below is a reconciliation of our non-IFRS measures to the most directly comparable IFRS measure:

	IFRS Measure	Impact of using constant currency	Constant currency presentation
Q1 2025 Revenue	$4.91 million	$1.53 million	$6.44 million

	IFRS Measure	Impact of using constant currency	Constant currency presentation
Q1 2025 Revenue	$4.91 million	$1.53 million	$6.44 million
Q1 2024 Revenue	$4.37 million	$0 million	$4.37 million
Revenue Growth %	12.4%		47%